Exhibit 12
PS BUSINESS PARKS, INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	2007	2006	2005	2004	2003
Income from continuing operations	$68,666	$62,937	$59,674	$46,564	$46,326
Minority interest in continuing operations	13,009	16,268	16,262	24,785	29,638
Interest expense	4,130	2,575	1,330	3,054	4,015

Earnings from continuing operations available to cover fixed charges	$85,805	$81,780	$77,266	$74,403	$79,979

Fixed charges (2)	$4,130	$2,575	$1,330	$3,054	$4,015
Preferred stock dividends	50,937	47,933	43,011	33,020	15,784
Preferred partnership distributions	6,854	11,155	10,651	20,245	19,240

Combined fixed charges and preferred distributions	$61,921	$61,663	$54,992	$56,319	$39,039

Ratio of earnings from continuing operations to fixed charges	20.8	31.8	58.1	24.4	19.9

Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	1.4	1.3	1.4	1.3	2.0

Supplemental disclosure of Ratio of Funds from Operations (“FFO”) to fixed charges:

	2007	2006	2005	2004	2003
FFO (1)	$122,405	$106,235	$102,463	$97,214	$97,448
Interest expense	4,130	2,575	1,330	3,054	4,015
Minority interest in income — preferred units	6,854	11,155	10,651	20,245	19,240
Preferred stock dividends	50,937	47,933	43,011	33,020	15,784

FFO available to cover fixed charges	$184,326	$167,898	$157,455	$153,533	$136,487

Fixed charges (2)	$4,130	$2,575	$1,330	$3,054	$4,015
Preferred stock dividends (3)	50,937	44,553	43,011	31,154	15,784
Preferred partnership distributions (3)	6,854	9,789	10,350	17,106	19,240

Combined fixed charges and preferred distributions paid	$61,921	$56,917	$54,691	$51,314	$39,039

Ratio of adjusted FFO to fixed charges	44.6	65.2	118.4	50.3	34.0

Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	3.0	2.9	2.9	3.0	3.5

(1)	FFO has been adjusted to include the effect of impairment charges.

(2)	Fixed charges include interest expense.

(3)	Excludes EITF Topic D-42 distributions.